UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       MILLSTREAM ACQUISITION CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    601316102
                                    ---------
                                 (CUSIP Number)

                                 March 10, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.  601316102                                          Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          473,668
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         473,668
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    473,668

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.9%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  601316102                                          Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          473,668
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         473,668
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    473,668

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.9%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.  601316102                                          Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          710,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         710,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    710,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    14.9%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 5 of 11 Pages


                  This Schedule 13G is being filed by the Reporting Persons (as defined below) to amend a statement on Schedule 13D previously filed by the Reporting Persons on March 18, 2004 (the "Schedule 13D"). The Schedule 13D inadvertently attributed beneficial ownership to the Reporting Persons of Shares (as defined below) underlying warrants ("Warrants") held for the accounts of certain of the Reporting Persons. These Warrants are not currently exercisable and will only become exercisable upon the later to occur of the completion of a business combination or August 25, 2004. As a result, the Reporting Persons are not considered currently to have beneficial ownership of the Shares issuable upon conversion of the Warrants. Accordingly, the Reporting Persons have filed this Schedule 13G instead of amending the Schedule 13D to restate the beneficial ownership of each of the Reporting Persons and because the Reporting Persons are otherwise eligible to file this Schedule 13G.

Item 1(a)         Name of Issuer:

                  Millstream Acquisition Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  435 Devon Park Drive, Bldg. 400, Wayne, Pennsylvania 19087

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) MHR Capital Partners LP ("Capital Partners");

                  ii) MHR Advisors, LLC ("Advisors"); and

                  ii) Mark H. Rachesky, M.D. ("Dr. Rachesky").

                  This statement relates to Shares (as defined herein) and other securities held for the accounts of Capital Partners and OTQ, LLC, a Delaware limited liability company ("OTQ"). Dr. Rachesky is the managing member of Advisors, the general partner of Capital Partners, and OTQ. In such capacities, Dr. Rachesky may be deemed to be the beneficial owner of the Shares and other securities held for the accounts of Capital Partners and OTQ.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Capital Partners, Advisors and Dr. Rachesky is 40 West 57th Street. 20th Floor, New York, New York 10019.

Item 2(c)         Citizenship:

                  i) Capital Partners is a Delaware limited partnership;

                  ii) Advisors is a Delaware limited liability company; and

                  ii) Dr. Rachesky is a United States citizen.

                                                              Page 6 of 11 Pages


Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.0001 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  601316102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof,

                  i) Each of Capital Partners and Advisors may be deemed the beneficial owner of 473,668 Shares held for the account of Capital Partners.

                  ii) Dr. Rachesky may be deemed the beneficial owner of 710,000 Shares held for the accounts of Capital Partners and OTQ. This number consists of A) 473,668 Shares held for the account of Capital Partners, and B) 236,332 Shares held for the account of OTQ.

Item 4(b)         Percent of Class:

                  i) The number of Shares of which each of Capital Partners and Advisors may be deemed to be the beneficial owner constitutes approximately 9.9% of the total number of Shares outstanding (based upon information provided by the Issuer to the Reporting Persons, as of the date hereof, the number of Shares outstanding was 4,775,000).

                  ii) The number of Shares of which Dr. Rachesky may be deemed to be the beneficial owner constitutes approximately 14.9% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Capital Partners
(i)       Sole power to vote or direct the vote:                         473,668
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          473,668
(iv)      Shared power to dispose or to direct the disposition of              0

                                                              Page 7 of 11 Pages


Advisors
(i)       Sole power to vote or direct the vote:                         473,668
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          473,668
(iv)      Shared power to dispose or to direct the disposition of              0

Dr. Rachesky
(i)       Sole power to vote or direct the vote:                         710,000
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          710,000
(iv)      Shared power to dispose or to direct the disposition of              0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Capital Partners in accordance with their ownership interests in Capital Partners.

                  The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                              Page 8 of 11 Pages

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 9 of 11 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2004                MHR CAPITAL PARTNERS LP

                                    By: MHR Advisors LLC,
                                        its General Partner

                                    By: /s/ Hal Goldstein
                                        -----------------------------------
                                        Name:  Hal Goldstein,
                                        Title: Vice President


                                    MHR ADVISORS LLC

                                    By: /s/ Hal Goldstein
                                        -----------------------------------
                                        Name:  Hal Goldstein,
                                        Title: Vice President


                                    MARK H. RACHESKY, M.D.


                                    By: /s/ Mark H. Rachesky, M.D.
                                        -----------------------------------

                                                             Page 10 of 11 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.        Joint Filing Agreement, dated as of March 24, 2004,
          by and between MHR Capital Partners LP, MHR Advisors
          LLC and Mark H. Rachesky, M.D........................               11

                                                             Page 11 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $.0001 per share per share, of Millstream Acquisition Corporation, dated as of March 24, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 24, 2004                MHR CAPITAL PARTNERS LP

                                    By: MHR Advisors LLC,
                                        its General Partner

                                    By: /s/ Hal Goldstein
                                        -----------------------------------
                                        Name:  Hal Goldstein,
                                        Title: Vice President


                                    MHR ADVISORS LLC

                                    By: /s/ Hal Goldstein
                                        -----------------------------------
                                        Name:  Hal Goldstein,
                                        Title: Vice President


                                    MARK H. RACHESKY, M.D.


                                    By: /s/ Mark H. Rachesky, M.D.
                                        -----------------------------------